Exhibit 99.1





Alcon®

Research & Development





March 3, 2006

Jerry Cagle
Scott Krueger
Robert Stevens

R&D Areas of Experience




PHARMACEUTICAL THERAPIES
SURGICAL THERAPIES AND DEVICES
CONSUMER PRODUCTS

Alcon R&D Focus


Glaucoma
Refractive
Infection
Retinal Therapies
Otic Infection Therapies
Nasal Therapies
Allergy
Inflammation
Dry-Eye
Punctal Plug
Ocular Vitamins
OTC Therapies
Contact Lens Care
Custom Paks
Surgical Instrumentation & Disposables
Knives, Needles & Sutures
Viscoelastics
BSS Plus
IOL

R & D Organization




1,235
857
Ft. Worth
-Huntington
-Sinking Springs
95
R&D
Int'l
43
Japan
Dev
143
Irvine
9
Grieshaber
88
Orlando
M.D./O.D./Ph.D
296
M.S.
233
B.S.
407
Tech./ Support
299

Worldwide Ophthalmic R&D Sites


Fort Worth


Alcon
Orlando


Irvine
Alcon


Barcelona

~1,200 Employees

Facilities in Texas, California, Florida, Spain

~ 250 Product Registrations/year

Next 5 years = $2.5 Billion in R&D

Commitment to R&D
1999-2005




$ Millions Per Year
0
50
100
150
200
250
300
350
400
450
500
213
246
290
323
350
390
422
1999
2000
2001
2002
2003
2004
2005





Alcon®

Scott Krueger





Agenda



- Glaucoma
- Dry Eye
- Retaane
- Patanase
- Anti-infective/Anti-Inflammatory

Product Pipeline




Glaucoma
Travatan Dosing Aid (US/EU)
DuoTrav (EU)
Travatan BAC Free (US)
Travatan (Japan)
Dry Eye
15(S) Hete
TBD
Rimexolone
2006
2007
2008+

Dry Eye Disorder


Healthy Ocular Surface
Aqueous Deficiency
Meibomian Gland Disease
Observable Pathophysiologies
TBUT less than Blink Rate
Mucin Abnormalities
Abnormal Tear Film Causes & Contributors
• Aging
• Dry environment
• Hormonal changes
• Medications
• Contact lens wear
• Blepharitis
• LASIK
• Autoimmune disease
ABNORMAL or INSUFFICIENT TEARS
Result in an abnormal tear film & tear function
REDUCED TEAR CLEARANCE
INCREASED OSMOLARITY
OCULAR IRRITATION
INCREASED CYTOKINES
INFLAMMATION
Dry eye is the result of any number of unrelated causes or conditions.

Rimexolone
Change in Total Corneal Staining





0
14
28
42
0
-0.2
-0.4
-0.6
-0.8
-1
-1.2
-1.4
-1.6
-1.8
Change in Total Corneal Staining
Rimexolone 0.2%
Rimexolone 0.075%
Vehicle
Day

Rimexolone
Composite Dry Eye Symptoms





Composite Dry Eye Symptoms
12
10
8
6
4
2
0
0
7
14
21
28
35
42
Day
Rimexolone 0.2%
Rimexolone 0.075%
Vehicle

Retaane Update



- Retaane approved in Australia 12/05
- US and EU request additional data from ongoing or new studies
- Studies in progress and planned
  – IDEAA dose regimen study
  – NEI study with monclonal antibody VEGF inhibitor
  – EU placebo controlled study

- AART - Risk Reduction Study
  – Fully enrolled Jan 2006
  – 2596 patients
  – 4 year study

Patanase Update



- FDA requested reformulation of Patanase
  - Formulation issue unrelated to Patanol
- Met with FDA to discuss pathway forward
  - Very satisfied with efficacy
  - Ensure safety in expected broad use
- Next Steps
  - Reduce Inactive Ingredient
  - Clinical Studies
  - Amend NDA 2007

Product Pipeline



Anti-Infective/Anti-Inflammatory


Vigamox (Japan)
Moxifloxacin AF (US)
Moxidex Otic (US)
Moxidex Ophthalmic (US)
2006
2007
2008+





Alcon®

Jerry Cagle





Alcon is Positioned for Long Term Success



- Diseases of the aging eye represent one of the last great areas of unmet medical need
- Favorable demographics
- Significant resources for drug discovery research
- Broad internal expertise in all areas
- Extensive relationships with institutional researchers

Glaucoma

- 1-4% of population over 40
- 67M patients worldwide, 5-6M in US
- 7M are bilaterally blind from glaucoma

Dry Eye

- Estimated 40-60M in US with dry eye
- 16M diagnosed; 39M undiagnosed
- Approx 7M are moderate to severe

Retinal Disease

- 39M patients in US, EU, Japan
- 26M with AMD: 22M Dry and 3M Wet
- 13M with Diabetic Retinopathy

A Strategic Advantage
Mine all sources of pipeline compounds


REWARD
Rewrad (α time to market, differentiability and revenue)
High
Low
De novo
Re-positioning
proteins
In-licensing
Re-formulating
Small markets
Nature Reviews Drug Discovery 3;673:2004
Low
High
Risk (α target validity, drug-like properties and the development pathway)
RISK

Focused collaborations are increasingly important



- **Allow us to partner with companies whose expertise complement ours**
- **Technology changes rapidly. Collaborations allow us to get what we need, when we need it, with little amortization.**
- **“Renting” versus “Buying” allows for greater flexibility in utilizing our resources**

	Glaucoma	Retina	Allergy/Dry Eye
Dharmacon (CO)	●	●	●
Albany Molecular (WA)	●		
Origenis AG			●
Jerini AG	●		
Kalypsys (CA)	●	●	●

Small Molecule Drugs vs. siRNA

Small Molecule Drugs


DNA
mRNA
Protein
Drug

- Binds to active site on protein
- Inhibit protein function directly
- 1 molecule of drug binds 1 receptor
- Relatively short duration (hours)
- May inhibit other proteins (side effects)
- Most protein structures are unknown
- Limited to “druggable” targets
- Chemical libraries are vast (10^6)

siRNA


DNA
mRNA
siRNA
Protein

- Direct cleavage of mRNA
- Inhibit production of protein
- 1 siRNA can inhibit 1000 receptors
- Relatively long duration (weeks)
- Target specific
- Sequence of most human genes known
- All mRNAs are targetable
- ~1000 siRNAs/target; < 5% IC50 < 1 nM

Albany Molecular



We are searching for molecules that affect water movement into and out of cells.

Albany has expertise in natural products with the world's largest collection of natural product lead-finding libraries

A team of natural product experts with decades of experience in the field and working together

The ability to rapidly advance a natural product from hit to lead to qualified drug candidate

Origenis: Novel Chemistry Technology



- Conventional
  - Structure Based Design
  - Structures chosen based on what looks similar to parent
  - Multiple Step Synthesis
- Origenis
  - Electronic and Steric Field Based Design
  - Structures chosen based on proprietary algorithm to select functionally similar “chemical genomics”
  - Use of HT chemistry




NH_2
R1
+
H
O
R2
+
O
O
O
R3
R1
N
O
OH
R2
R3

One vessel synthesis

Purification using mass triggered HPLC

Jerini- ANP/CNP

Jerini's P2D Process



1. **Minimization of peptide**



2. **Generation of non-peptide drug**



3. **Proven successes**

Bradykinin receptor antagonists
Complement C5R
(BOTH are in clinical studies)

Kalypsys:
A powerful de novo discovery engine

De Novo discovery requires increasingly expensive and rapidly changing technology, proprietary libraries for screening, and generous medicinal chemistry resources

Kalypsys: A powerful de novo discovery engine

The Kalypsys Early Lead Discovery Paradigm

Timeline	Activity	Outcome
2-4 Weeks	uHTS assay	Hit identification
	uHTS assay in dose response (DR) Profiling assays in DR Early cell-based toxicity in DR Database profiling Preliminary FTO	Lead identification Potency and efficacy
8-10 Weeks	Secondary assay(s) in DR	SAR development Lead quality assessment
	ADME profiling	Lead quality assessment
	Synthetic chemistry Structural biology DMPK In vitro / In vivo pharmacology	SAR optimization Lead quality assessment

Summary



- The Alcon Ophthalmology Discovery Pipeline is robust and strong
- We are not content. We continue to seek new pharmacophore opportunities worldwide regardless of the source





Alcon®

Robert Stevens





Surgical Products R&D
Acrysof Franchise



- AcrySof® ReSTOR IOL
  - AcrySof ReSTOR Natural IQ
  - AcrySof ReSTOR Natural IQ Toric
- AcrySof® Toric
- Phakic Refractive IOL
- AcrySert® Delivery System

ReSTOR Apodized Diffractive IOL



- Novel, patented optical design
- Optic with apodized diffractive central zone - unique optical design matches performance to vision needs



% of Subjects
100
90
80
70
60
50
40
30
20
10
0
80
41
31
26
8
20
59
69
74
92
Never
Sometimes/Always
Overall Spectacle Wear
ReSTOR (N=339)
Array (N=99)
ReZoom (N=215)
Crystalens (N=128
Monofocal MA60BM (N=156)

Physician experience greater than 90% spectacle independence with bilateral implantation

Patient satisfaction after 2nd eye - 97%

Comparative S&E data

Acrysof Toric
Corneal Astigmatism



Corneal curvature is different in two meridians causing a defocused image

No Astigmatism


WEST
EAST
114
TEXAS
114
TEXAS

1.50 D cylinder @ 90 degrees



Cylinder Distribution


50.0
40.0
30.0
20.0
10.0
0.0
N = 10,411
Moderate
1.0 – 2.0D
25%
Severe
>2.0 D
10%
<.5
<1
<1.5
<2
<2.5
<3
<3.5
>3.5
Cylinder D (≤)



AcrySert® Delivery System Update


SA60AS 20.0 D



Product Specifications
6.0 mm Model



Model	OAL
L12500	12.5 mm
L13000/ RA6M13	13.0 mm
L13500/ RA6M35	13.5 mm
L14000/ RA6M14	14.0 mm



Dioptric Range: -6.0 D to -16.5 D

NGVS: Next Generation Vit System





- Power IV Pole
- Footswitch
- Venturi Fluidics
- Pneumatics Drivers
- Vit Cutters
- VFC Functionality
- Pak Strategy



- Quick + Pack



- Monolith look
- U/S Performance
- Diathermy
- Phaco handpieces
- AquaLase
- User Interface elements
- Footswitch
- Remote Control
- Peristaltic Design Concept



- Existing Infiniti handpieces,
- Accurus Cutters and accessories
- AGS Hand Instruments



- High Brightness Illumination "brick"

NGVS Designs

- IOP Control
- Flow control
- RFID/Barcode Reader
- eConnectivity
- Heads Down Display
- Surgical Recording (DVD)
- Integrated Audio/Video
- Volumetric Injection
- Auto Stopcock



- Laser engine


TOTAL PLUS
25 Ga
VITRECTOMY PAK
Alcon

- 25 ga vit system
- High flow infusion cannula
- AGS 25 ga DSP & 'G3'



LADAR6000


Alcon

Development Strategy:

Improve ease of use and overall reliability

·

Key Feature Enhancements

Improved Illumination

New Laser Engine

Improve Internal Software Linkages

High Speed Ablation

Assisted Registration

Undilated Eye Tracking

Product Pipeline



IOLs

Product	Status
AcrySof Natural (Approved US/EU)	Japan
AcrySof ReSTOR (Approved US/EU)	Japan
AcrySof Toric (Approved US/EU)	Japan
AcrySof ReSTOR Natural IQ	US/EU; Japan TBD
AcrySof ReSTOR Natural IQ Toric	US/EU; Japan TBD

Instrumentation

Product	Status
Next Generation Laser (Vit/Ret)	US/EU
Next Generation Vit/Ret System	US/EU
<u>LADAR 6000 (Refractive)</u>	
High Speed Ablation (Approved EU)	US
Assisted Registration	US/EU
Undilated Eye-Tracking	US/EU

2006 2007 2008+

Introducing Systane Free



- No traditional Preservative
- But, Preserved in the Bottle
- And Preservative Free in the Eye
- Suitable for use day and night—Less blur than traditional Gels
- Comfort based on proven technology of recognized demulcents and HP-guar



Systane®
free
LUBRICANT
EYE DROPS
ACTUAL SIZE
LIQUID GEL
PRESERVATIVE FREE IN THE EYE
DRY EYE THERAPY
Alcon®
Sterile
10 mL (1/3 FL OZ)
Systane®
free
LUBRICANT EYE DROPS
LIQUID GEL
STERILE
10 mL (1/3 FL OZ)

OPTI-FREE® RepleniSH™



- Compatible Disinfection
  - POLYQUAD® & ALDOX®
- Cleaning
  - Citrate
- Reconditioning
  - TEARGLYDE™


NEW
OPTI-FREE®
RepleniSH™
MULTI-PURPOSE DISINFECTING SOLUTION
Retains Moisture for Enhanced Comfort
RECONDITIONS LENSES TO RETAIN SURFACE MOISTURE FOR ENHANCED COMFORT
REMOVES PROTEIN DAILY
NO RUB
Cleans
Reconditions
Rinses
Disinfects
Stores
FOR SILICONE HYDROGEL AND SOFT CONTACT LENSES
STERILE
10 FL OZ (300 mL)
Alcon®





Alcon®



